FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Herbert James L.	2. Issuer Name and Ticker or Trading Symbol Neogen Corporation (NEOG)		6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) 930 Walbridge (Street) East Lansing, Michigan 48823 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement for Month/Day/Year December 31, 2002 5. If Amendment, Date of Original (Month/Day/Year)

X     Director            10% Owner
X     Officer (give title below)           Other (specify below)
   President and CEO

7.    Individual or Joint/Group Filing (Check applicable line)
X     Form filed by One Reporting Person
      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date	2A. Deemed Transaction Date, if any	3. Transac- tion Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported	6. Owner- ship Form: Direct	7. Nature of Indirect Beneficial
	(Month/Day/Year)	(Month/Day/Year)	Code	V	Amount	(A) or (D)	Price	Transaction(s) (Instr. 3 and 4)	(D) or In- direct (I) (Instr. 4)	Ownership (Instr. 4)

Common stock	12/31/2002		M		5,900	A	$6.50	291,284	D
								1,000	I	By wife

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
*    If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security. Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option	$6.50	12/31/2002		M			5,900	07/20/1996	07/20/2000	Common Stock	11,700		11,700	D
Stock Option	$8.12							07/29/1998	07/29/2007	Common Stock	12,455		12,455	D

Stock Option	$11.31							03/27/1999	03/27/2003	Common Stock	2,276		2,276	D
Stock Option	$7.19							08/03/1999	08/03/2008	Common Stock	40,000		40,000	D
Stock Option	$6.50							08/24/2000	08/24/2004	Common Stock	27,000		27,000	D
Stock Option	$6.50							08/24/2000	08/24/2009	Common Stock	8,772		8,772	D
Stock Option	$6.25							08/09/2001	08/09/2005	Common Stock	28,674		28,674	D
Stock Option	$6.25							08/09/2001	08/09/2010	Common Stock	16,326		16,326	D
Stock Option	$13.20							08/17/2002	08/17/2006	Common Stock	15,314		15,314	D
Stock Option	$13.20							08/17/2002	08/17/2006	Common Stock	44,686		44,686	D
Stock Option	$12.25							09/11/2003	09/11/2007	Common Stock	65,000		65,000	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff.(a)	/s/ Richard R. Current Richard R. Current **Signature of Reporting Person (Power of Attorney)	January 3, 2003 Date

©    H.J. Meyer Consulting September 1, 2002